REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM



To the Board of Directors of
UMB Scout Funds
     and
the Securities and Exchange Commission:

RE:    UMB Scout Funds
       Form N-17f-2
       File Number 811-09813


     We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT FUNDS (including the UMB Scout Bond Fund, UMB Scout Kansas Tax-Exempt Bond Fund, UMB Scout Money Market Fund - Prime Portfolio, UMB Scout Money Market Fund - Federal Portfolio, UMB Scout Stock Fund, UMB Scout Growth Fund, UMB Scout Tax-Free Money Market Fund, UMB Scout Worldwide Fund, and UMB Scout Small Cap Fund) (the Trust) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 30, 2005. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

     Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2005, with respect to securities of UMB SCOUT FUNDS, without prior notice to management:

o Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company and Citibank in book entry form;

o Reconciliation of all such securities to the books and records of the Trust and the Custodian;

     We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

     In our opinion, management's assertion that UMB SCOUT FUNDS complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2005 with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

     This report is intended solely for the information and use of the Board of Directors and management of UMB SCOUT FUNDS and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.









Kansas City, Missouri
October 28, 2005

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



      We, as members of management of UMB Scout Funds (the "Trust") (including the UMB Scout Bond Fund, UMB Scout Kansas Tax-Exempt Bond Fund, UMB Scout Money Market Fund - Prime Portfolio, UMB Scout Money Market Fund - Federal Portfolio, UMB Scout Stock Fund, UMB Scout Growth Fund, UMB Scout Tax-Free Money Market Fund, UMB Scout Worldwide Fund, and UMB Scout Small Cap Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2005 and from June 30, 2005 through September 30, 2005.

      Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2005 and from June 30, 2005 through September 30, 2005, with respect to securities reflected in the investment account of the Trust.



UMB SCOUT FUNDS


By /s/Larry Schmidt
--------------------------------------
Larry Schmidt, Senior Vice President

                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

------------------------------------------------------------------------------------------------------------------------------------
1.   Investment Company Act File Number:                                                   Date examination completed:
        811-09813                                                                                September 30, 2005
------------------------------------------------------------------------------------------------------------------------------------
2. State Identification Number:
----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
AL    25681,            AK   60038241,       AZ   8465,             AR   60000111,       CA   *                CO   IC2000-18-580
      25683,                 60038238,            40607,                 60004611,
      25684,                 60038239,            40470,                 60004615,
      25685,                 60038240,            40471,                 60004614,
      25686,                 60038242,            40472,                 60004612,
      25687,                 60038243,            40473,                 60005141,
      25689                  60038244,            40474,                 60008576,
                             60039456             40475                  60004613

----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
CT   214195,            DE   8681,          DC    60012563,         FL   *               GA   SC-MF-040734     HI   *
     214191,                 8680,                60012558,
     214194,                 5513,                60012559,
     214196,                 5514,                60012560,
     214193,                 8682,                60012565,
     214197,                 8683,                60012568,
     1032086,                8684,                60012570,
     1001460                 9071,                60012566

----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
ID   48844,             IL   60000033        IN   00-0346IC         IA   I-26193,        KS   87S0001009,      KY   M34790
     48841,                                                              I-19076,             83S0000725,
     48842,                                                              I-26312,             83S0000723,
     48843,                                                              I-26311,             98S0001427,
     48845,                                                              I-19089,             83S0000724,
     48846,                                                              I-19077,             86S0000282,
     48847,                                                              I-29840,             94S0000015,
     50643,                                                              I-44126              98S0000990,
                                                                                              1999S0001138

----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
LA   99108              ME   MFN200609,      MD   SM19 980021,      MA   04045837,       MI   935635,          MN   R-42778.1
                             MFN207986,           SM19 980019,           04045834,            935637,
                             MFN207987,           SM19 980023,           04045839,            935638,
                             MFN207988,           SM19 980022,           04045840,            935639,
                             MFN207989,           SM19 980017,           04045841,            935640,
                             MFN208001,           SM19 980024,           04045843,            935641,
                             MFN208013,           SM19 980018,           04045844,            935642,
                             MFN212712            SM19 980010,           04045842             923555

----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
MS   60028988,          MO   2000-00609,     MT   28405,            NE   22604,          NV   *                NH   *
     60028993,               Q-MT-1289,           9201,                  11060,
     60028990,               Q-MT-1282,           9203,                  22646,
     60028995,               Q-MT-1290,           9202,                  11062,
     60028992,               Q-MT-1298,           9204,                  11064,
     60028991,               1993-00673,          33721,                 11066,
     60028989,               1998-00198,          28321,                 25994,
     60032950                0002-08313           41175                  37937

----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
NJ   MF-0645            NM   6819,           NY   S 27 53 23,       NC   *               ND   U560,            OH   47739
                             14071,               S 27 53 22,                                 U557,
                             14070,               S 28 88 54,                                 U558,
                             14068,               S 27 53 20,                                 U559,
                             14067,               S 29 52 01,                                 U561,
                             14066,               S 27 53 19,                                 U562,
                             14065,               S 27 53 21,                                 U563,
                              3155                S 28 75 36                                  Y342

----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
OK   SE-2100970,        OR   2001-1464,      PA   2000-03-120MF     RI   *               SC   MF-14035,        SD   9889,
     SE-2105404,             2001-1463,                                                       MF11225,              10195,
     SE-2105405,             2001-1465,                                                       MF11226,              10198,
     SE-2105406,             2001-1466,                                                       MF11227,              10199,
     SE-2105407,             2001-1467,                                                       MF11218,              10196,
     SE-2105409,             2001-1468                                                        MF11219,              10197,
     SE-2105877,                                                                              MF11220,              10597,
     SE-2105408                                                                               MF12210               18921

----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
TN   RM05-1961          TX   C39434-006-14,  UT   006-6364-13       VT   1/16/98-23,     VA   118050           WA   60019806,
                             C39435-017-15,                              1/16/98-21,                                60019819,
                             C39436-004-14,                              1/16/98-19,                                60019820,
                             C39437-005-14,                              1/16/98-18,                                60019821,
                             C39438-007-14,                              1/16/98-22,                                60019807,
                             C59101-001-07,                              1/16/98-24,                                60019805,
                             C39439-003-14,                              1/16/98-25,                                60019803,
                             C42953-040-13                               4/23/99-11                                 60023422

 ----------------------- -------------------- ---------------------- -------------------- --------------------- --------------------
WV   MF-24145,          WI   341392-03,      WY   21645             PUERTO RICO  S-19806,
     MF-24125,               341390-03,                                          S-19806-1,
     MF-24126,               341389-03,                                          S-29875
     MF-24127,               341388-03,
     MF-24121,               341393-03,
     MF-24122,               341395-03,
     MF-24123,               341394-03,
     MF-34889                367262-03

------------------------------------------------------------------------------------------------------------------------------------

Other (specify):
        *Indicates Fund is registered in state but state does not issue identification numbers
         Securities in the UMB Scout Funds Combined Prospectus included on one
         Notice Filing (Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market
         Fund, Stock Fund, Growth Fund, Tax-Free Money Market Fund, Worldwide
         Fund, Small Cap Fund)
------------------------------------------------------------------------------------------------------------------------------------

3.   Exact name of investment company as specified in registration statement:
     UMB Scout Funds
------------------------------------------------------------------------------------------------------------------------------------

4.   Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233
------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.